SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Dated as of September 24, 1997 BELL CANADA and THE ROYAL TRUST COMPANY — COMPAGNIE TRUST ROYAL Trustee FORTY-EIGHTH SUPPLEMENTAL TRUST INDENTURE

Table of Contents
SECTION		PAGE
	Recitals	1

ARTICLE ONE
INTERPRETATION

1.01	Part of Original Trust Indenture	3
1.02	Definitions	3

ARTICLE TWO
ISSUE OF SERIES EZ DEBENTURES

2.01	Limit of Issue and Designation	4
2.02	Form and Terms of Series EZ Debentures	4
2.03	Issue of Series EZ Debentures	4
2.04	Notice to Series EZ Debentureholders	5

ARTICLE THREE
REDEMPTION AND PURCHASE OF SERIES EZ DEBENTURES

3.01	Redemption of Series EZ Debentures	6
3.02	Purchase of Series EZ Debentures	6

ARTICLE FOUR
FORM OF SERIES EZ DEBENTURES

4.01	Form of Series EZ Debentures	7

ARTICLE FIVE
EXECUTION

5.01	Counterparts and Formal Date	15

THIS FORTY-EIGHTH SUPPLEMENTAL TRUST INDENTURE made as of September 24, 1997

BETWEEN

BELL CANADA incorporated under the laws of Canada and having its registered office in the City of Montréal, in the Province of Québec, herein called the “Corporation”

OF THE FIRST PART

– and –

THE ROYAL TRUST COMPANY –
COMPAGNIE TRUST ROYAL, a corporation governed by the Trust and Loan Companies Act (Canada) and having its head office in the City of Montréal in the Province of Québec, herein called the “Trustee”

OF THE SECOND PART

     WHEREAS under an indenture made as of July 1, 1976 between the Corporation and the Trustee (the “Original Trust Indenture”) the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by indentures supplemental to the Original Trust Indenture, the Corporation has issued or authorized for issue (U.S.) $60,000,000 principal amount of 8¾% Debentures, Series DB, Due 1986, $150,000,000 principal amount of 9.40% Debentures, Series DC, Due 2002, (U.S.) $100,000,000 principal amount of 7¾% Debentures, Series DD, Due 1987, $200,000,000 principal amount of 9.85% Debentures, Series DF, Due 2005, $175,000,000 principal amount of 11% Debentures, Series DG, Due 2004, $60,000,000 principal amount of 10¾% Debentures, Series DH, Due 1986, $200,000,000 principal amount of 10½% Debentures, Series DI, Due 1985, $100,000,000 principal amount of 16% Debentures, Series DL, Due 1989, $125,000,000 principal amount of 13 7/8% Debentures, Series DM, Due 2000, $125,000,000 principal amount of 12.65% Debentures, Series DN, Due 2003, $125,000,000 principal amount of 12¼% Debentures, Series DO, Due 1997, $125,000,000 principal amount of 10 7/8% Debentures, Series DP, Due 2007, $50,000,000 principal amount of 10% Debentures, Series DQ, Due 1991, $150,000,000 principal amount of 9 3/8% Debentures, Series DR, Due 2006, $125,000,000 principal amount of 9.65% Debentures, Series DS, Due 2009, $125,000,000 principal amount of 9.65% Debentures, Series DT, Due 2009, $125,000,000 principal amount of 9.45% Debentures, Series DU, Due 2011, $125,000,000 principal amount of 10.50% Debentures, Series DV, Due 2009, $500,000,000 principal amount of 10.55%

Series Debentures, Series DW, Due 2015, $500,000,000 principal amount of 10.50% Debentures, Series DX, Due 1998, $150,000,000 principal amount of 10 5/8% Debentures, Series DY, Due 1999, $500,000,000 principal amount of 11% Debentures, Series DZ, Due 2011, $500,000,000 principal amount of 10% Debentures, Series EA, Due 2000, $200,000,000 principal amount of 107/8% Debentures, Series EB, Due 2004, $500,000,000 principal amount of 10.35% Debentures, Series EC, Due 2009, $500,000,000 principal amount of 11.45% Debentures, Series EB, Due 2010, $125,000,000 principal amount of 12 3/8% Debentures, Series EE, Due 2000, $500,000,000 principal amount of 12.50% Debentures, Series EF, Due 1995, $500,000,000 principal amount of 10.75% Debentures, Series EG, Due 2021, $500,000,000 principal amount of 10% Debentures, Series EH, Due 2041, $150,000,000 principal amount of 9 3/8% Debentures, Series EI, Due 1996, $500,000,000 principal amount of 9.70% Debentures, Series EJ, Due 2032, $125,000,000 principal amount of 8 7/8% Debentures, Series EK, Due 1997, $500,000,000 principal amount of 9.50% Debentures, Series EM, Due 2002, $50,000,000 principal amount of 7.30% Debentures, Series EN, Due 1997, $500,000,000 principal amount of 9.25% Debentures, Series EO, Due 2053, $150,000,000 principal amount of 8% Debentures, Series EP, Due 1998, $500,000,000 principal amount of 7 7/8% Debentures, Series EQ, Due 1998, $500,000,000 principal amount of 8½% Debentures, Series ER, Due 2003, U.S.$200,000,000 principal amount of 9.50% Debentures, Series ES, Due 2010, $500,000,000 principal amount of 9.20% Debentures, Series ET, Due 1999, $500,000,000 principal amount of 10% Debentures, Series EU, Due 2054, $500,000,000 principal amount of 9 3/8% Debentures, Series EV, Due 1999, $500,000,000 principal amount of 8.80% Debentures, Series EW, Due 2005, $500,000,000 principal amount of 8½% Debentures, Series EX, Due 2000 and $500,000,000 principal amount of 7¼% Debentures, Series EY, Due 2001;

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, section 2.04 thereof, the directors of the Corporation have authorized the creation and issue of additional Debentures thereunder upon the terms set forth in this Forty-Eighth Trust Indenture;

     AND WHEREAS all things necessary have been done and performed to authorize the execution of this Forty-Eighth Supplemental Trust Indenture, to make the same effective and binding upon the Corporation and to make the additional Debentures when certified by the Trustee and issued as provided in this Forty-Eighth Supplemental Trust Indenture valid, binding and legal obligations of the Corporation with the benefits and subject to the terms of the Original Trust Indenture and this Forty-Eighth Supplemental Trust Indenture.

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

SECTION 1.01

ARTICLE ONE Interpretation

     SECTION 1.01. Part of Original Trust Indenture, The Original Trust Indenture is a part of this Forty-Eighth Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Forty-Eighth Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expressions in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Forty-Eighth Supplemental Trust Indenture, shall apply to and shall have effect in connection with this Forty-Eighth Supplemental Trust Indenture.

     Solely for purposes of the incorporation by reference herein of the Original Trust Indenture (i) the word “Company” defined in section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation”.

     SECTION 1.02. Definitions. In this Forty-Eighth Supplemental Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

      “7% Debentures, Series EZ, Due 2027” and “Series EZ Debentures” mean the $500,000,000 aggregate principal amount of 7% Debentures, Series EZ, Due 2027 referred to in section 2.01 hereof, including Debentures issued in substitution for any such Debentures.

SECTION 2.01
ARTICLE TWO Issue of Series EZ Debentures

     SECTION 2.01. Limit of Issue and Designation. A series of Debentures is hereby created and authorized to be issued pursuant to the Original Trust Indenture consisting of and limited to $500,000,000 principal amount in lawful money of Canada and hereby designated “7% Debentures, Series EZ, Due 2027”.

     SECTION 2.02. Form and Terms of Series EZ Debentures. The Series EZ Debentures shall be issued as fully registered Debentures only in denominations of any multiple of $1,000; shall be in both the English and French languages and be in or substantially in the form set forth in Article Four, each of the Series EZ Debentures shall be dated September 24, 1997; shall be payable in lawful money of Canada on September 24, 2027 at any branch in Canada of Bank of Montreal, at the holder’s option, and shall bear interest payable at any one of the said places at the holder’s option in like money at the rate of 7% per annum; the first of such interest payments to be made on March 24, 1998 and thereafter half-yearly on March 24 and September 24 in each year, shall be redeemable at the option of the Corporation upon the terms stated in Article Three hereof; and shall bear such distinguishing letters and numbers as the Trustee shall approve.

     SECTION 2.03. Issue of Series EZ Debentures. Series EZ Debentures to the aggregate principal amount of $150,000,000 in definitive form may forthwith be executed by the Corporation and certified by or on behalf of the Trustee and delivered by the Trustee to or upon the written order of the Corporation, without the Trustee receiving any consideration therefor.

     In addition, Series EZ Debentures to the aggregate principal amount of $350,000,000 in definitive form may from time to time be executed by the Corporation and certified by or on behalf of the Trustee and delivered by the Trustee to or upon the written order of the Corporation, without the Trustee receiving any consideration therefor.

SECTION 2.04

     SECTION 2.04. Notice to Series EZ Debentureholders. The Trustee shall, within 90 days after the occurrence of a default, give to all holders of Series EZ Debentures notice (in the manner provided in Article Twelve of the Original Trust Indenture) of all defaults known to the Trustee, unless such defaults shall have been cured before the giving of such notice (the term “defaults” for the purpose of this section 2.04 being hereby defined to be the events specified in subsections (a), (b), (c), (d), (e) and (f) of section 6.01 of the Original Trust Indenture, not including periods of grace, if any, provided for therein and irrespective of the giving of the notice specified in subsection (d) of section 6.01 of the Original Trust Indenture); and provided that, except in the case of default in the payment of the principal of or interest on any of the Series EZ Debentures, the Trustee shall be protected in withholding such notice if and so long as the board of directors, or the executive committee thereof, of the Trustee in good faith determines that the withholding of such notice is in the interest of the holders of the Series EZ Debentures.

SECTION 3.01

ARTICLE THREE Redemption and Purchase of Series EZ Debentures

     SECTION 3.01. Redemption of Series EZ Debentures. The Corporation shall have the right at its option, and upon prior notice of not less than 30 days nor more than 60 days, to redeem prior to September 24, 2027 at any time the whole or from time to time any part of the Series EZ Debentures for the time being outstanding in lawful money of Canada at a price equal to the higher of 100% of the principal amount thereof and the Canada Yield Price (as defined below), together in each case with accrued interest, if any, to the date fixed for redemption.

     “Canada Yield Price” shall mean a price equal to the price of the Series EZ Debentures calculated to provide a yield to maturity compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield plus 0.10% on the Business Day preceding the date of the determination of the Corporation authorizing the redemption.

     “Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Corporation, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Series EZ Debentures.

     SECTION 3.02. Purchase of Series EZ Debentures. The Corporation shall have the right at any time and from time to time to purchase Series EZ Debentures in the market, by tender or by private contract at any price.

SECTION 4.01

ARTICLE FOUR Form of Series EZ Debentures
SECTION 4.01. Form of Series EZ Debentures. The following is the form of Series EZ Debentures referred to in section 2.02:

No. $

BELL CANADA 7% DEBENTURE, SERIES EZ, DUE 2027

     BELL CANADA (hereinafter called the “Corporation”) for value received hereby acknowledges itself indebted and promises to pay to or registered assigns on September 24, 2027, or on such earlier date as the principal hereof may become due in accordance with the provisions of the Trust Indenture hereinafter mentioned, the principal sum of DOLLARS in lawful money of Canada on presentation and surrender of this Debenture at any branch in Canada of Bank of Montreal, at the holder’s option, and to pay interest on the said principal sum at the rate of 7% per annum in like money, half-yearly on March 24, and September 24 in each year, commencing March 24, 1998, until payment of the said principal sum, from the date hereof or from the interest payment date next preceding the date of certification hereof, whichever shall be the later, unless such date of certification be an interest payment date, in which event this Debenture shall bear interest from such interest payment date, such interest to be payable at any one of the said places at the holder’s option; and should the Corporation at any time make default in the payment of the principal or interest, to pay interest on the amount in default at the same rate in like money at the same places and half-yearly on the same dates. Interest hereon shall be payable (except at maturity when interest may at the option of the Corporation be paid on surrender hereof) by cheque mailed to the registered holder hereof as provided in the Trust Indenture and, subject to the provisions of the Trust Indenture, the mailing of such cheque shall satisfy and discharge the liability for interest on this Debenture to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold therefrom.

     This Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of an indenture (which indenture together with all instruments supplemental or ancillary thereto is herein referred to as the “Trust

SECTION 4.01

Indenture”) made as of July 1, 1976, between the Corporation and The Royal Trust Company, as Trustee (hereinafter called the “Trustee”). The 7% Debentures, Series EZ, Due 2027 (herein sometimes referred to as the “Series EZ Debentures”), of which this is one, are limited to an aggregate principal amount of $500,000,000 in lawful money of Canada and mature on September 24, 2027. The aggregate principal amount of Debentures of other series which may be issued under the Trust Indenture is unlimited, but such Debentures may be issued only upon the terms and subject to the conditions provided in the Trust Indenture.

     This Debenture and all other Debentures certified and delivered under the Trust Indenture rank equally and ratably without discrimination, preference or priority. This Debenture is an unsecured direct obligation of the Corporation. Reference is made to the Trust Indenture for particulars of the rights of the holders of Debentures and of the Corporation and of the Trustee and the terms and conditions upon which the Debentures are issued and held, to all of which the holder of this Debenture, by acceptance hereof, assents.

     The Corporation shall have the right at its option and upon prior notice of not less than 30 days nor more than 60 days to redeem prior to September 24, 2027 at any time the whole or from time to time any part of the Series EZ Debentures for the time being outstanding at a price equal to the higher of 100% of the principal amount thereof and the Canada Yield Price (as defined in the Trust Indenture), together in each case with accrued interest, if any, to the date fixed for redemption.

     The right is reserved to the Corporation to purchase Series EZ Debentures in the market, by tender or by private contract at any price.

     In case an event of default, as defined in the Trust Indenture, shall have occurred, the principal of and interest on all Debentures outstanding under the Trust Indenture may be declared, and shall thereupon become, immediately due and payable, with the effects and subject to the conditions set forth in the Trust Indenture. The Trust Indenture contains provisions for the waiver of defaults and cancellation of declarations and provides the terms and conditions under which such waivers and cancellations may be made.

     The Trust Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders of a specified majority of Debentures outstanding.

SECTION 4.01

     Upon presentation at the principal office of the Trustee in St. John’s, Halifax, Charlottetown, Saint John, Montréal, Toronto, Winnipeg, Regina, Calgary or Vancouver, or at such other facilities as the Corporation may provide from time to time, subject to the provisions of the Trust Indenture and upon compliance with the reasonable requirements of the Trustee: (1) Debentures of any denomination may be exchanged for Debentures of any other authorized denomination, in each case of the same series and of the same aggregate principal amount; and (2) a Debenture may be transferred by the registered holder thereof or his executors, administrators or other legal representatives or his or their attorney duly appointed in writing.

     This Debenture shall not become obligatory for any purpose until it shall have been certified by or on behalf of the Trustee for the time being under the Trust Indenture.

     IN WITNESS WHEREOF Bell Canada has caused its corporate seal to be hereto affixed and this Debenture to be signed by its President and its Corporate Secretary and dated September 24, 1997.

BELL CANADA

Corporate Secretary	President

(Seal)

SECTION 4.01
(Form of Trustee’s Certificate) TRUSTEE CERTIFICATE

This Debenture is one of the 7% Debentures, Series EZ, Due 2027 referred to in the Trust Indenture within mentioned.

Date of certification

THE ROYAL TRUST COMPANY, Trustee
By:
Authorized Officer

(Form of Transfer) TRANSFER

     FOR VALUE RECEIVED, the undersigned hereby assign(s) and transfer(s) unto the within Debenture, together with the principal thereof and all accrued interest thereon, hereby irrevocably constituting and appointing attorney to transfer the said Debenture on the register maintained for that purpose with full power of substitution in the premises.

Dated

In the presence of:

SECTION 4.01
No $

BELL CANADA DÉBENTURE À 7%, SÉRIE EZ, ÉCHÉANT EN 2027

BELL CANADA (ci-après appelée la «société»), pour valeur reçue, reconnaît par les présentes devoir et promet de payer à ou à ses ayants droit inscrits, le 24 septembre 2027 ou à toute date antérieure à laquelle le principal des présentes peut devenir exigible en vertu des dispositions de l’acte de fiducie mentionné ci-dessous, le montant en principal de DOLLARS en monnaie légale du Canada sur présentation et remise de cette débenture à toute succursale au Canada de la Banque de Montréal, au choix du porteur, et de payer l’intérêt sur ledit montant en principal au taux de 7 % l’an, en la même monnaie, semi-annuellement le 24 mars et le 24 septembre de chaque année, à compter du 24 mars 1998, jusqu’au paiement dudit montant en principal, à compter de la date des présentes ou de la date de paiement d’intérêt qui précède immédiatement la date d’attestation des présentes, selon la dernière éventualité, à moins que cette date d’attestation ne soit une date de paiement d’intérêt, auquel cas cette débenture portera intérêt à compter de cette date de paiement d’intérêt, cet intérêt étant payable à l’un ou l’autre de ces endroits, au choix du porteur. Au cas où la société ferait défaut, à tout moment, de payer le principal ou tout intérêt sur cette débenture, elle promet de payer l’intérêt sur le montant en défaut en la même monnaie et au même taux, aux mêmes endroits et semi-annuellement, aux mêmes dates. L’intérêt sur cette débenture sera payable (sauf à l’échéance alors que l’intérêt pourra, au choix de la société, être payé sur remise de cette débenture) par chèque posté au porteur inscrit de cette débenture, tel que le prévoit l’acte de fiducie, et, sous réserve des dispositions de l’acte de fiducie, l’envoi par la poste d’un tel chèque satisfera et acquittera l’obligation de payer l’intérêt sur cette débenture jusqu’à concurrence du montant représenté par ce chèque plus le montant de toute taxe ou impôt que la société est tenue de retenir et qu’elle retient.

     Cette débenture est l’une des débentures de la société émises ou pouvant être émises en une ou plusieurs séries en vertu des dispositions d’une convention (cette convention, ainsi que tous les actes supplémentaires ou se rattachant à celle-ci, sont ci-après appelés l’«acte de fiducie») intervenue en date du 1er juillet 1976 entre la société et la Compagnie Trust Royal (ci-après appelée le «fiduciaire») à titre de fiduciaire. Les débentures à 7%, série EZ, échéant en 2027 (ci-après quelquefois appelées les «débentures de la série EZ»), dont cette débenture fait partie, sont limitées au montant en principal global de 500 000 000 $ en monnaie légale du Canada et viennent à échéance le 24 septembre 2027. Le montant en principal global des débentures des autres séries qui peuvent être émises en vertu de l’acte de fiducie est

SECTION 4.01

illimité, mais ces débentures ne peuvent être émises que conformément aux modalités et sous réserve des conditions prévues dans l’acte de fiducie.

     Cette débenture prend rang égal et proportionnel avec toutes les autres débentures attestées et livrées en vertu de l’acte de fiducie, sans distinction, préférence ou priorité. Cette débenture constitue une obligation directe non garantie de la société. Il y a lieu de se reporter à l’acte de fiducie pour le détail des droits des porteurs de débentures, ceux de la société et du fiduciaire et pour le détail des modalités et conditions en vertu desquelles les débentures sont émises et détenues, à l’ensemble desquels le porteur de cette débenture consent par son acceptation des présentes.

     La Société aura le droit, à son gré, sur préavis d’au moins 30 jours et d’au plus 60 jours, de racheter avant le 24 septembre 2027 en totalité ou de temps à autre en partie les débentures de la série EZ alors en circulation à un prix égal au plus élevé de 100 % de leur montant en principal et du prix basé sur le rendement des obligations du gouvernement du Canada (tel que ce terme est défini à l’acte de fiducie), majoré dans chaque cas de l’intérêt couru jusqu’à la date fixée pour le rachat, s’il en est.

     La société se réserve le droit d’acheter, à quelque prix que ce soit, des débentures de la série EZ sur le marché, par appel d’offres ou par convention privée.

     Dans le cas d’un défaut, tel que le définit l’acte de fiducie, le principal et l’intérêt de toutes les débentures en cours en vertu de l’acte de fiducie peuvent être déclarés immédiatement dus et exigibles et le devenir dès lors, avec les conséquences et sous réserve des conditions contenues dans l’acte de fiducie. L’acte de fiducie contient des dispositions concernant la renonciation aux défauts et l’annulation de telles déclarations et précise les modalités et conditions auxquelles sont soumises ces renonciations et annulations.

     L’acte de fiducie contient des dispositions qui prévoient que tous les porteurs de débentures en circulation seront liés par des résolutions adoptées aux assemblées de tels porteurs, tenues conformément à de telles dispositions, ainsi que par des écrits signés par les porteurs d’une majorité spécifiée de débentures en circulation.

     Sur présentation au bureau principal du fiduciaire à St. John’s, Halifax, Charlottetown, Saint-Jean (N.-B.), Montréal, Toronto, Winnipeg, Regina, Calgary ou Vancouver, ou à tout autre endroit que peut choisir la société de temps à autre, mais sous réserve des dispositions de l’acte de fiducie et une fois satisfaites les exigences raisonnables du fiduciaire: (1) les débentures de toute coupure peuvent être échangées pour des débentures de toute autre coupure autorisée, dans chaque cas de la même

SECTION 4.01

série et pour un même montant en principal global; et (2) une débenture peut être transférée par son porteur inscrit ou ses exécuteurs, administrateurs ou autres représentants légaux» ou par son ou leur fondé de pouvoir dûment mandaté par écrit.

     Cette débenture ne liera la société que lorsqu’elle aura été attestée par le fiduciaire alors en fonction en vertu de l’acte de fiducie ou au nom de celui-ci.

     EN FOI DE QUOI Bell Canada a fait apposer son sceau à cette débenture et l’a fait signer par son président et son secrétaire de la société en date du 24 septembre 1997.

BELL CANADA

Le secrétaire de la société,	Le président,

(Seal)

SECTION 4.01
(Form of Trustee’s Certificate) ATTESTATION DU FIDUCIAIRE

La présente débenture est une des débentures à 7%, série EZ, échéant en 2027, visées dans l’acte dé fiducie mentionné ci-dessus.

Date d’attestation

COMPAGNIE TRUST ROYAL, fiduciaire

Par:

signataire autorisé

(Form of Transfer) TRANSFERT
     POUR VALEUR REÇUE, le(s) soussigné(s), par les présentes, cède(nt) et transporte(nt) à la présente débenture y compris le principal et les intérêts courus sur celle-ci et par les présentes constitue(nt) et nomme(nt) irrévocablement fondé de pouvoir aux fins de transférer cette débenture sur le registre tenu à cette fin et avec plein droit de délégation de pouvoir.

Daté du

En présence de:

SECTION 5.01
ARTICLE FIVE Execution

     SECTION 5.01. Counterparts and Formal Date. This Forty-Eighth Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of September 24, 1997.

     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BELL CANADA

(Signed) KELLY ANN P. DOYLE	by: (Signed) STEVE WILSON
Witness

(Signed) ERIC PAUL-HUS	and: (Signed) LOUIS O. RACINE
Witness
(Seal)
THE ROYAL TRUST COMPANY
— COMPAGNIE TRUST ROYAL

(Signed) DEBRA RAVES	by: (Signed) MICHEL LONGPRÉ
Witness

(Signed) PIERRE TREMBLAY	and: (Signed) ERNESTINE REINHOLD
Witness
(Seal)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006